Exhibit 99.1

Cipher Receives Health Canada Approval of (Pr)Beteflam™

– Will Represent Fourth Commercial Product in Cipher's Growing Canadian Dermatology Business –

MISSISSAUGA, ON, Dec. 7, 2015 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced that Health Canada has approved PrBeteflam™ (betamethasone valerate topical patch), a novel, patent-protected treatment of mild to moderate plaque psoriasis of the elbows and knees for a maximum duration of 30 days in adult patients.

"We are pleased to make Beteflam available as a valuable new treatment option to Canadian dermatologists and to the patients who suffer from this disease," said Shawn O'Brien, President and CEO of Cipher. "Psoriasis affects one million Canadians1 and can profoundly impact the quality of life for many patients. Once the product is launched in Q2 2016, Beteflam is expected to be our fourth marketed product in Canada behind Epuris®, Vaniqa®, and Actikerall™. With potentially six commercial products on the Canadian market by the end of 2016, we have multiple new near-term revenue streams as we work toward our goal of reaching $50 million in annual sales in our Canadian dermatology business."

Topical corticosteroids remain the primary treatment for steroid-responsive inflammatory skin diseases, including mild to moderate chronic plaque psoriasis. Occlusion with plastic film dressings is a widely accepted procedure to enhance their efficacy, especially in the treatment of psoriasis. Beteflam is a patch that is applied once daily to the affected region and may be cut to fit the particular size and shape of the psoriatic lesion thereby reducing potential contact of the steroid with healthy areas of skin.

Cipher licensed the Canadian rights to Beteflam from Institut Biochimique SA ("IBSA"). The efficacy and safety of Beteflam was demonstrated by two randomized, active-controlled studies involving 555 patients with mild-to-moderate chronic plaque psoriasis, of which 281 patients received Beteflam. The results of the clinical program demonstrated that the clinical efficacy of  Beteflam  was superior to that of  betamethasone valerate 0.1% cream and comparable to that of Dovobet 50 µg calcipotriol plus 0.5 mg betamethasone dipropionate ointment. The commonly reported adverse drug reactions that occurred in patients using Beteflam were skin and subcutaneous tissue disorders, occurring in < 5% of patients treated.

__________________ [1] Canadian Dermatology Association

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products with the goal of becoming the most customer-centric dermatology company in North America.

Cipher has completed seven transactions in 2015, including the acquisition of Innocutis and its nine branded dermatology products, to build its U.S. commercial presence, expand its Canadian dermatology franchise and broaden its pipeline. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

About IBSA

IBSA Institut Biochimique SA was founded in 1945 by a group of Swiss biologists with its head office in Lugano. IBSA Institut Biochimique represents the headquarters of the IBSA group.

After an initial phase of consolidation at national level, IBSA experienced a period of rapid expansion and even developed an international reputation starting in 1985, the year in which the current chairman took over as head of the company.

Under the new management the company adopted a strategy of optimizing the use of active ingredients for developing innovative pharmaceutical forms capable of improving patient compliance and the treatment required. The activities cover 7 main treatment areas (pain/inflammation, rheumatology, reproduction and fertility, endocrinology, urology, dermatology and dermocosmetics, respiratory), with over 60 exclusive patents.

Currently the IBSA group employs over 1,800 people and is present in over 80 countries through partnerships and local subsidiaries in Italy, France, Hungary, Slovak Republic, Poland, Turkey, China and Scandinavia.

The production facilities are in Switzerland, Italy and the Far East and all are in strict compliance with the highest standards of quality and in line with current regulations. By controlling the steps from production to the delivery of the finished product, IBSA is capable of guaranteeing high quality standards for all products from the various therapeutic areas.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our  dependency on three products;  integration difficulties and other risks if we acquire or in-license technologies or product candidates;  reliance on third parties for the marketing of our products; the product approval process is highly unpredictable;  the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; generate revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators;  no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions;  limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies;  various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; foreign currency risk; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent law; litigation in the pharmaceutical industry concerning the manufacture and supply of novel versions of existing drugs that are the subject of conflicting patent rights; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; and our operating results may fluctuate significantly; we may be unsuccessful in evaluating material risks involved in complete and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully; operations in the U.S.; and inability to meet covenants on our credit facilities.. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

PrBeteflam™ (betamethasone valerate topical patch) Product Monograph, date of preparation: December 3, 2015

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Craig Armitage, LodeRock Advisors, (416) 347-8954, craig.armitage@loderockadvisors.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 07:56e 07-DEC-15